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Exhibit 99.3

Fulton Bancshares Corporation
100 L.W.E    P.O. Box 38, McConnellsburg, PA 17233

                      April 10, 2006

Dear Shareholder:

        A special meeting of shareholders of Fulton Bancshares Corporation ("Fulton") will be held at 1:00 p.m. local time, on Thursday, May 18, 2006 in the Fulton Theater Building at the main office of Fulton County National Bank and Trust Company, 100 Lincoln Way East, McConnellsburg, Pennsylvania.

        At the special meeting, you will consider and vote upon the Agreement and Plan of Merger, dated as of January 23, 2006, providing for the merger of Fulton with and into Franklin Financial Services Corporation ("Franklin") with Franklin as the surviving corporation. The enclosed document provides you with detailed information about the proposed merger.

        In the merger transaction, you may elect to receive for each share of Fulton common stock you own either $48.00 in cash or 1.864 shares of Franklin common stock. You may elect to receive all cash, all Franklin common stock or a combination of cash and Franklin common stock for your shares of Fulton common stock, subject to certain limitations. In general, elections will be limited by the requirement that aggregate amount of Franklin common stock issued shall not exceed 492,790 shares and the aggregate amount of cash to be paid shall not exceed $10,964,577.50. Therefore, the actual allocation of cash and shares of Franklin common stock you receive will depend on the elections of other Fulton shareholders and may be different from what you elect.

        We cannot complete the transaction unless the holders of at least 75% of the outstanding shares of Fulton common stock vote to approve and adopt the merger agreement. The board of directors of Fulton unanimously approved the merger transaction and recommends that you vote "FOR" the merger transaction. You are invited to attend the special meeting in person. However, whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card to ensure that your shares will be voted.

        I look forward to seeing you at the meeting.

                      Very truly yours,

                      George W. Millward
                      Interim President and Chief Executive Officer

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Fulton Bancshares Corporation 100 L.W.E P.O. Box 38, McConnellsburg, PA 17233